Mail Stop 3561

July 1, 2009

Jennifer H. Jarvis
President and Chief Executive Officer
K-Kitz, Inc.
1630 Integrity Drive East
Columbus, OH 43209

> **Re:** **K-Kitz, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 17, 2009**
> **File No. 333-158426**

Dear Mr. Jarvis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution of the Price You Pay For Your Shares, page 11

1. We have reviewed your response to prior comment 12 in our letter dated April 29, 2009 and have the following comments:

   - Please revise your table with updated data as of March 31, 2009.

   - It appears that you incorrectly computed "Dilution per share to new investors" when assuming all of the shares are sold Based on your year-end figures, this amount should equal $0.0351, calculated as your $0.05 offering price less your $0.0149 post-offering pro forma net tangible book value per share.

   - We note the section of your table titled "Existing Stockholder if all of the Shares are Sold." Please include a similar table assuming the minimum number of shares is sold. Please also revise both tables to include your pro forma net tangible book value per share before and after the offering and the increase in net tangible book value per share attributable to new investors.

- It appears the first three lines of your table on page 12 are not per share amounts and the second line actually reflects your pro forma net tangible book value <u>after</u> the offering. Please revise your table accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Results of Operations, page 15

2. You disclose that the increase in your selling, general and administrative expenses from the quarterly period ended March 31, 2008 to the quarterly period ended March 31, 2009 was mainly due to an increase in tax expense. Please tell us the nature of these tax expenses and clarify why they are not classified within the "provision for income taxes" line item on your income statements. If you accrued a substantial amount of fiscal 2008-related income taxes subsequent to year-end, please tell us why those amounts were not reflected in your income tax payable as of December 31, 2008 and explain how your accounting treatment complies with SFAS 109. Please also clarify why you did not recognize income tax benefits during the quarterly periods ended March 31, 2008 and 2009 as a result of your pre-tax losses for those periods. See paragraphs 19-20 of APB 28.

Liquidity and Capital Resources, page 16

3. Please revise to clarify the reference you make to the "support and accommodations" you have received from Jendco Safety. If you are referring to the favorable payment terms you receive from them, please specifically refer to this and any other favorable terms or benefits that accrue to you, by virtue of your affiliation with them. Please make similar revisions on page 27. Please note that your risk factor on page 6, which also refers to "the support and accommodations" you receive from a significant related party, whom we presume to be Jendco Safety, would seem to be referring to cash advances or loans as it makes reference to your liquidity needs. If Jendco Safety has provided you with cash advances or loans, please revise to discuss the terms of these cash advances or loans, and revise the disclosure to explain exactly how the related party has assisted you with your liquidity needs.

4. You indicate that your cash on hand together with the anticipated proceeds of the offering and projected cash flow from operations will be enough to sustain operations for at least the next 12 to 18 months. Please clarify whether you will need to raise the maximum amount of proceeds in order to sustain operations for this time frame, as your reference to "anticipated proceeds" is unclear.

Recent Accounting Pronouncements, page 18

5. We have reviewed your response to prior comment 17 in our letter dated April 29, 2009 and re-issue our original comment since it does not appear you made the changes described in your response. Please also ensure you similarly revise your disclosures on pages F-8 and F-9 of your financial statement footnotes.

Plan of Distribution and Terms of the Offering, page 29

Offering Period, Extension and Expiration Date, page 30

6. We note your indication that you reserve the right to terminate the offering at anytime. Please confirm, as you have with respect to an extension of the offering, that you will file a post-effective amendment to advise shareholders of your decision to terminate the offering.

Balance Sheet, page F-3

7. We have reviewed your response to prior comment 23 in our letter dated April 29, 2009. Based on your disclosures on page II-1, it appears your CEO Jennifer Jarvis purchased 4,500,000 common shares on January 24, 2009 for cash consideration of $45,000. Please confirm if you issued the shares for cash or some other form of consideration, such as the conversion of a payable to your CEO. If you received cash, please revise your pro forma balance sheet to reflect the cash proceeds and ensure that you reflect the proceeds within the financing activities section of your statement of cash flows for the quarterly period ended March 31, 2009. If you issued the shares upon conversion of a liability, please revise your pro forma balance sheet to reflect the reduction of the liability. In either case, please clarify why your APIC balance declined, both in your pro forma balance sheet and your interim statement of shareholders' equity, and did not increase by an amount approximating the cash received, or liability extinguished, in excess of the par value of the common shares issued. Please also clarify why the transaction had no impact on total equity.

Notes to Financial Statements, page F-7

Note 5. Provision for Income Taxes, page F-9

8. We have reviewed your response to prior comment 24 in our letter dated April 29, 2009, noting that your income tax disclosures do not fully comply with the requirements of SFAS 109 and Rule 4-08(h)(1) of Regulation S-X. Please address the following items:

- Your footnote reflects federal income tax expense as current while your response suggests that the expense is deferred. Please address this inconsistency. If all federal income tax expense is deferred, tell us why you have not recorded any current federal income tax expense.

- Provide a reconciliation, using percentages or dollar amounts, of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

- Disclose the approximate tax effect of <u>each</u> type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets.

- As described in paragraph 28(a) of SFAS 95, reflect deferred tax expense and/or income as a separate reconciling item on your statements of cash flows.

Note 8. Related Party Transactions, page F-10

9. We have reviewed your response to prior comment 25 in our letter dated April 29, 2009. As previously requested, please identify and state the amounts of your related party transactions on the face of your income statements.

Note 9. Subsequent Events (Unaudited), page F-11

10. Please disclose the consideration you received in exchange for the 4.5 million shares of common stock issued to your CEO Jennifer Jarvis. Similarly revise the disclosures in Note 3 of your interim financial statements.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Mara Ransom, Legal Branch Chief, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Spencer G. Feldman, Esq.
        Greenberg Traurig, LLP